06024151

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 14, 2006

BY FACSIMILE AND U.S. MAIL

ACT SEA
SECTION
RULE 14(a)-8(i)(3) And 14a-8(i)(6)
PUBLIC AVAILABILITY 3/14/2006

PROCESSED
MAY 02 2006 E
THOMSON FINANCIAL

PROCESSED
MAR 21 2006 E
THOMSON FINANCIAL

George B. Raine, Esquire
Ropes & Gray
One International Place
Boston, MA 02110-2624

Re: Putnam Premier Income Trust
File No. 811-5452
Shareholder Proposal of Frank H. Goodson

Dear Mr. Raine:

In a letter dated January 31, 2006, you notified the staff of the Securities and Exchange Commission that the Putnam Premier Income Trust ("the Fund") proposes to omit from its proxy materials for its 2006 annual meeting a shareholder proposal ("the Proposal") submitted by Mr. Frank H. Goodson (the "Proponent").[1] The Proposal provides:

> Proposal Submitted by a Shareholder to reduce the Board of Trustees by one third (Life time savings to shareholders of Putnam Funds Is Approx: $922,000)

You request our assurance that we would not recommend enforcement action if the Fund omits the Proposal in reliance on Rules 14a-8(i)(6) and (3) under the Securities Exchange Act of 1934 (the "1934 Act").

Omission of the Proposal Based on Rule 14a-8(i)(6)

You argue that the Fund may exclude the Proposal under the provision of Rule 14a-8(i)(6) which permits the omission of a proposal if the company would lack the power or authority to implement the proposal. You argue that the Proposal seeks a vote on the lifetime savings to shareholders of Putnam which you claim is an economic prediction that cannot be effected through a vote of shareholders. You note, however, that the Proposal would be appropriate for shareholder action if it did not include the reference to cost savings.

We cannot assure you that we would not recommend enforcement action if the Fund excludes the Proposal in reliance upon Rule 14a-8(i)(6). We believe the clear import of the Proposal is to reduce the Board of Trustees, notwithstanding the reference to savings resulting from the reduction. We therefore are unable to concur with your view that the Fund may exclude the Proposal under Rule 14a-8(i)(6).

[1] We also received and considered the Proponent's letter of December 21, 2005.

Omission of the Proposal Based on Rules 14a-8(i)(3) and 14a-9

You assert that because the Proposal is misleading, the Fund may omit it pursuant to Rule 14a-8(i)(3). This rule allows a company to exclude a proposal that violates any of the Commission's proxy rules, including Rule 14a-9 under the 1934 Act, which prohibits materially false and misleading statements in proxy soliciting materials. You argue that the parenthetical cost savings is factually incorrect and/or misleading as the Proponent has provided no basis to support his calculation.

We note that the Fund will have an opportunity to include in its proxy statement arguments reflecting its own point of view regarding savings, if any, resulting from a reduction in the Board of Trustees. See Rule 14a-8(m)(1); Staff Legal Bulletin 14B (companies should address objections to unsupported factual assertions in their statements of opposition). Therefore, we are unable to concur with your view that the Fund may omit the Proposal under Rule 14a-8(i)(3).

* * * * *

Attached is a description of the informal procedures the Division follows in responding to shareholder proposals. If you have any questions or comments regarding this matter, please contact the undersigned at (202) 551-6941.

Sincerely,

Linda B. Stirling
Senior Counsel

cc: Frank H. Goodson

ROPES & GRAY

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050
BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

January 31, 2006

George B. Raine
(617) 951-7556
george.raine@ropesgray.com

BY HAND

U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549
Attention: Office of Chief Counsel

Re: Putnam Premier Income Trust
Commission File Number 811-05452
Intention to Omit the Shareholder Proposal of Frank H. Goodson

Ladies and Gentlemen:

We are writing as counsel to Putnam Premier Income Trust (the "Trust") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Trust hereby notifies the U.S. Securities and Exchange Commission (the "Commission") of its intention to exclude from its proxy statement and form of proxy (the "Proxy Materials") for the Trust's 2006 Annual Meeting of Shareholders the shareholder proposal (the "Shareholder Proposal") submitted to the Trust by Mr. Frank H. Goodson, on the grounds that (i) the Trust lacks the power or authority to implement the Shareholder Proposal as drafted, pursuant to Rule 14a-8(i)(6) under the Exchange Act, and (ii) the Shareholder Proposal is potentially misleading under Rule 14a-9(a) under the Exchange Act. Pursuant to Rule 14a-8(j) under the Exchange Act, the Trust will file its definitive Proxy Materials with the Commission no earlier than April 21, 2006.

The Shareholder Proposal states, in its entirety, as follows: "Proposal Submitted by a Shareholder to reduce the Board of Trustees by one third (Life time savings to shareholders of Putnam is Approx: $922,000)." No separate supporting statement was submitted by Mr. Goodson. A copy of Mr. Goodson's correspondence with the Trust with regard to the Shareholder Proposal is copied as Exhibit A hereto.

Rule 14a-8(i)(6) provides that a company may exclude a shareholder proposal from its proxy materials if the company would lack the power or authority to implement the proposal. The text of the Shareholder Proposal appears to seek a shareholder vote on the amount of "Life time savings to shareholders of Putnam," which is an economic prediction and therefore not the type of action that can feasibly or appropriately be effected through a vote of shareholders. Because the Trust's agreement and declaration of trust provides for shareholders to fix annually the number of trustees, however, the Trust notes that the Shareholder Proposal would otherwise be appropriate for shareholder action if it did not include the current reference to cost savings.

Rule 14a-9 prohibits the inclusion within proxy materials of statements that are false or misleading with respect to a material fact and the omission from proxy materials of material facts necessary to make statements made therein not false or misleading. Rule 14a-8(i)(3) under the Exchange Act permits the omission from a proxy statement of a proposal or supporting statement which violates any of the Commission's proxy rules, including Rule 14a-9. The staff (the "Staff") of the Commission has indicated that a proposal or supporting statement that contains material inaccuracies and omissions, or that is otherwise vague, indefinite or incomprehensible, may be excluded pursuant to Rule 14a-8(i)(3). See, e.g., *Archer-Daniel-Midland Co.*, SEC No-Action Letter (July 10, 1998); *The New Germany Fund, Inc.*, SEC No-Action Letter (May 8, 1998); *The Spain Fund, Inc.*, SEC No-Action Letter (May 8, 1998); *Ford Motor Co.*, SEC No-Action Letter (February 26, 1980).

Mr. Goodson's parenthetical calculation of cost savings is factually incorrect and/or misleading under Rule 14a-9. It is unclear how Mr. Goodson arrived at this figure, and he provides no basis to support his calculation. Based on the $56,350 in trustees' fees and expenses paid by the Trust over its fiscal year ended July 31, 2005, even assuming a full one-third reduction in this amount would require just over 49 years to reach the $922,000 savings he cites. Because the parenthetical in the Shareholder Proposal is vague and indefinite with respect to the basis for its calculation, shareholders could reasonably interpret the term "Life time savings" to assume a significantly shorter timeframe, such as the "life of fund" calculations used in the Trust's shareholder reports, which are measured from 1988, fewer than 18 years ago. Such an interpretation would significantly overstate the potential per annum economic effects of adopting the Shareholder Proposal. In this regard, Mr. Goodson's cost savings estimate is potentially confusing and should be excluded pursuant to Rule 14a-9(a). The Trust notes that the Shareholder Proposal would otherwise be in order for inclusion in the Proxy Materials, and neither materially false nor misleading, if it did not include the current parenthetical reference to cost savings.

In accordance with Rule 14a-8(j), the Trust is contemporaneously notifying Mr. Goodson, by copy of this letter, of its intention to omit the Shareholder Proposal from its Proxy Materials. On behalf of the Trust, we respectfully request that the Staff confirm that it will not recommend any enforcement action if the Trust omits the Shareholder Proposal from its Proxy Materials for the reasons set forth above. In the event the Staff believes that the Shareholder Proposal may appropriately be reformed by Mr. Goodson, the Trust is of the view that the Shareholder Proposal's parenthetical calculation of cost savings should be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(6) and Rule 14a-8(i)(3).

January 31, 2006

Should the Staff require any additional information, please contact the undersigned at 617-951-7556 or John W. Gerstmayr, also of Ropes & Gray LLP, at 617-951-7393. Should the Staff disagree with the Trust's proposed course of action, we would appreciate the opportunity to confer with the Staff before it issues a response to this letter.

Very truly yours,

George B. Raine

cc: Frank H. Goodson

9915368.6

EXHIBIT A

5743 Garden Walk
Flowery Branch GA 30542
December 21, 2005
770-967-9687

Received by the
Office of Ed Haldeman

DEC 2 8 2005

PUTNAM INVESTMENTS

Putnam Investments
Office of Trustees
One Post Office Square
Boston Mass. 02109

Office of Trustees:

I have owned Putnam Premier Income Trust Shares since 04-05-89 and have lost all confidence in the way the fund is run and how the expenses have eaten up the monthly shareholder payout and share value. I have 2,100 shares in an IRA account at a brokerage house and another 1,500 shares in my name.

Since buying this fund I have lost 33% of the money invested and the monthly pay out has been cut by 68%. It is now time for me to take some action to try to recover some of my investment.

The following is my Shareholder proposal that should be voted on by all Shareholders for the 2006 meeting. It should be printed exactly as stated below with no Changes and no Deletions and should be listed just as any other proposal on the proxy being mailed out to all shareholders.

Proposal:

Proposal Submitted by a Shareholder to reduce the Board of Trustees by one third (Life time savings to shareholders of Putnam Funds Is Approx: $922,000)

If a write up is needed to better explain the reason for this proposal I will be glad to provide this information.

By January 5, 2006 I would like to receive a notice that this proposal has been received and also a persons name and phone number that I can contact to verify that there will be no problems in including the proposal in the next proxy vote for all shareholders.

Yours truly,

Frank H Goodson

Frank H. Goodson

Cc: Mr. Ed Halderman
President

James Clark
Vice President

Counsel
One Post Office Square
Boston, Massachusetts 02109
617-760-8939 fax 617-760-1625
james_clark@putnam.com

PUTNAM INVESTMENTS

January 9, 2006

Frank H. Goodson
5743 Garden Walk
Flowery Branch, Georgia 30542

Dear Mr. Goodson:

Further to our conversation on January 6, I am enclosing a copy for your reference of the Securities and Exchange Commission's Rule 14a-8 under the Securities Exchange Act of 1934. This rule governs the submission of proxy statement proposals by fund shareholders.

As we discussed, the rule outlines the procedural requirements that a submitting shareholder needs to satisfy when making a proposal. In addition, the rule describes the steps the fund and its Trustees are to take when responding to a shareholder proposal.

The Trustees of Putnam Premier Income Trust have received the proposal that you have submitted for the fund and will consider the proposal beginning at their regular January meeting. If the Trustees determine to take any action on the proposal they and the fund will follow the process set forth in Rule 14a-8, which would include (depending on the Trustees' determinations) providing you with formal notice.

As I mentioned to you over the phone, as an attorney for Putnam Investments, the fund's investment manager, I do not speak for the Trustees and cannot speculate about the determinations they may reach regarding your proposal. However, if you have further questions about the process you may call me at (617) 760-8939.

Sincerely,

James F. Clark
Vice President and Counsel

Cc: Charles E. Porter
George B. Raine, Esq.

Enclosure

Securities Lawyer's Deskbook

published by The University of Cincinnati College of Law

UNIVERSITY OF Cincinnati College of Law

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

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Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least

$2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

   i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

   ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

      A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

      B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

      C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year

more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the

proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Regulatory History

48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998

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